Exhibit 99.1

Sprott Launches Four New ETFs

Focused on Energy Transition Materials

Builds on Sprott’s Growing Focus on the Energy Transition

TORONTO, February 2, 2023 – Sprott Asset Management LP (“Sprott”), a wholly-owned subsidiary of Sprott Inc. (NYSE/TSX: SII), today announced the launch of four Exchange Traded Funds (ETFs) focused on providing investors pure-play1 exposure to critical minerals essential to the generation, transmission and storage of cleaner energy. The four funds are Sprott Energy Transition Materials ETF (Nasdaq: SETM), Sprott Lithium Miners ETF (Nasdaq: LITP), Sprott Junior Uranium Miners ETF (Nasdaq: URNJ) and Sprott Junior Copper Miners ETF (Nasdaq: COPJ).

As nations around the world embrace mandates that require sharp reductions in their carbon emissions, Sprott’s new Energy Transition ETFs enable investors to gain convenient, liquid2 exposure to the miners of critical minerals that may benefit from quickly increasing demand, limited supplies and the challenges of bringing minerals to market.

“2022 was a global wake-up call regarding the importance of energy transition and security,” said John Ciampaglia, CEO of Sprott Asset Management. “Certain critical minerals serve as raw materials that are required to meet the growing need for low-carbon energy, increased electrification and the transition to electric vehicles. Due to years of underinvestment, demand for many energy transition materials now outstrips supply. We believe mining companies focused on energy transition minerals are well positioned to benefit from the significant investments that will be required over the coming decades.”

The funds track indices Sprott Asset Management has developed in partnership with Nasdaq, which will also list the ETFs on its exchange. “We’re excited to support Sprott Asset Management with the launch of four Energy Transition ETFs as both the index provider and listing partner,” said Giang Bui, Head of U.S. Exchange Traded Products at Nasdaq. “Fueled by innovation, Nasdaq seeks to continue expanding our suite of unique indices that provides meaningful ways for the investment community to track the companies transforming tomorrow.”

These four ETFs join Sprott’s existing Sprott Uranium Miners ETF (NYSE Arca: URNM) and Sprott Physical Uranium Trust (TSX: U.U, U.UN). Sprott’s energy transition fund suite now comprises:

Sprott Energy Transition Materials ETF	Nasdaq: SETM

Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Energy Transition MaterialsTM Index (NSETMTM). The Index is designed to track the performance of a selection of global securities in the energy transition materials industry.

Sprott Lithium Miners ETF	Nasdaq: LITP

Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Lithium MinersTM Index

(NSLITPTM). The Index is designed to track the performance of a selection of global securities in the lithium industry, including lithium producers, developers and explorers.

Sprott Uranium Miners ETF	NYSE Arca: URNM	Seeks to invest at least 80% of its total assets in securities of the North Shore Global Uranium Mining Index (URNMX). The Index is designed to track the performance of companies that devote at least 50% of their assets to the uranium mining industry, which may include mining, exploration, development and production of uranium, or holding physical uranium, owning uranium royalties or engaging in other non-mining activities that support the uranium mining industry.
Sprott Junior Uranium Miners ETF	Nasdaq: URNJ

Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Junior Uranium MinersTM

Index (NSURNJTM), which is designed to track the performance of mid-, small- and micro-cap companies in uranium mining-related businesses.

Sprott Junior Copper Miners ETF	Nasdaq: COPJ	Seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Nasdaq Sprott Junior Copper MinersTM Index (NSCOPJTM), which is designed to track the performance of mid-, small- and micro-cap companies in copper mining-related businesses.
Sprott Physical Uranium Trust	TSX: U.U ($US), U.UN ($CA)	Seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding uranium.

1 Note: The term “pure-play” relates directly to the exposure that the fund has to the total universe of investable, publicly listed securities in the investment strategy.

2 ETFs are considered to have continuous liquidity because they allow for an individual to trade throughout the day.

About Sprott Inc.

Sprott Inc. is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and London, and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII).

Contact:

Glen Williams

Managing Partner

Investor and Institutional Client Relations

Direct: (416) 943-4394

gwilliams@sprott.com

Dan Gagnier

Gagnier Communications

Direct: (646) 569-5897

sprott@gagnierfc.com

Important Disclosures

The Sprott Energy Transition ETFs are made up of the following: Sprott Energy Transition Materials ETF (SETM), Sprott Lithium Miners ETF (LITP), Sprott Uranium Miners ETF (URNM), Sprott Junior Uranium Miners ETF (URNJ) and Sprott Junior Copper Miners ETF (COPJ). Before investing, you should consider each Fund’s investment objectives, risks, charges and expenses. Each Fund’s prospectus contains this and other information about the Fund and should be read carefully before investing.

Prospectuses can be obtained by calling 888.622.1813 or by visiting https://sprottetfs.com/setm/prospectus, https://sprottetfs.com/litp/prospectus, https://sprottetfs.com/urnm/prospectus, https://sprottetfs.com/urnj/prospectus, or https://sprottetfs.com/copj/prospectus.

The Funds are not suitable for all investors. There are risks involved with investing in ETFs, including the loss of money. The Funds are non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.

Exchange Traded Funds (ETFs) are bought and sold through exchange trading at market price (not NAV) and are not individually redeemed from the Fund. Shares may trade at a premium or discount to their NAV in the secondary market. Brokerage commissions will reduce returns." Authorized participants" may trade directly with the Fund, typically in blocks of 10,000 shares.

Funds that emphasize investments in small/mid-cap companies will generally experience greater price volatility. Diversification does not eliminate the risk of experiencing investment losses. ETFs are considered to have continuous liquidity because they allow for an individual to trade throughout the day. A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses, affect the Fund’s performance.

Nasdaq®, Nasdaq Sprott Energy Transition Materials™ Index, NSETM™, Nasdaq Sprott Lithium Miners™ Index, NSLITP™, Nasdaq Junior Uranium Miners™ Index, NSURNJ™, Nasdaq Junior Copper Miners™ Index, and NSCOPJ™ are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Sprott Asset Management LP. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

ALPS Distributors, Inc. is the Distributor for the Sprott Funds Trust and is a registered broker-dealer and FINRA Member. Sprott Asset Management LP is the investment advisor to the Sprott ETFs.

ALPS Distributors, Inc. is not affiliated with Sprott Asset Management LP.

© 2023 Sprott Inc. All rights reserved.